UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42154

ESHALLGO INC

12F Block 16, No.1000 Jinhai Road,

Pudong New District,

Shanghai, China 201206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On September 12, 2024, ESHALLGO INC (the “Company”) adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 2,000,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	ESHALLGO INC 2024 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: September 12, 2024	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Financial Officer